UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 333-293463

DATASEA INTELLIGENT TECHNOLOGY LTD.
(Exact name of registrant as specified in its charter)

Room 302-5, Building C, Gemdale Viseen International Center

No.5 Shengfang Road, Daxing District, Beijing, People’s Republic of China 102600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Closing of the Patent Acquisition

As previously disclosed, Tianjin Information Sea Information Technology Co., Ltd. (“Shuhai Tianjin”), a wholly owned subsidiary of Datasea Intelligent Technology Ltd. (the “Company”), entered into a purchase agreement with Tianjin Qianli Culture Media Co., Ltd. (the “Seller”) to acquire certain patent on June 5, 2026 (the “Purchase Agreement”). Pursuant to the Purchase Agreement, Shuhai Tianjin agreed to pay an aggregate purchase price of RMB 7.0 million.

On June 23, 2026, this transaction closed upon the satisfaction of all of the closing conditions set forth in the Purchase Agreement. As consideration for the acquisition, the Company issued an aggregate of 1,122,156 restricted Class A ordinary shares of the Company at a price of US$0.9156 per share, to two individuals designated by the Seller. The Class A ordinary shares issued in this transaction were issued in reliance on the exemption from registration provided by Regulation S under the Securities Act of 1933, as amended, and constitute “restricted securities” within the meaning of Rule 144 under the Securities Act.

The Company believes that the acquired patent may potentially complement certain technical capabilities of its Business Execution AI- Agent, including multimodal data processing, image recognition and visual analysis capabilities. The acquisition is intended to further supplement the Company’s AI agent-related technology portfolio. The related technology remains subject to further integration, testing, market validation and commercialization efforts. The Company’s first-generation Business Execution AI Agent has entered commercial application and has begun providing related services to enterprise customers in the health and wellness retail sector.

An unofficial English translation of the Purchase Agreement has been furnished as Exhibit 99.1 to the Form 6-K dated June 12, 2026.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 6-K contains express or implied forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events, potential acquisition opportunities, or our future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements in this report on Form 6-K include, but are not limited to, statements related to the integration, testing, market validation and commercialization of the acquired patent, the development and performance of our business execution AI agent.

In some cases, forward-looking statements can be identified by terminology such as “may,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “could,” “project,” “intend,” “will,” “will be,” “would,” or the negative of these terms or other comparable terminology and expressions. However, this is not an exclusive way of identifying such statements. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. If one or more of risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this report on Form 6-K and the documents that we reference in this report on Form 6-K and have filed with the U.S. Securities and Exchange Commission (“SEC”) as exhibits hereto completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this report on Form 6-K represent our views as of the date of this report on Form 6-K. We anticipate that subsequent events and developments will cause our views to change. Except as expressly required under federal securities laws and the rules and regulations of the SEC, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances arising after the date of this report on Form 6-K, whether as a result of new information or future events or otherwise. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this report on Form 6-K. You should not place undue reliance on the forward-looking statements included in this report on Form 6-K. All forward-looking statements attributable to use are expressly qualified by these cautionary statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 15, 2026

Datasea Intelligent Technology Ltd.

/s/ Zhixin Liu
Name:	Zhixin Liu
Title:	Chief Executive Officer

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